SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No N/A)

Under the Securities Exchange Act of 1934

LM FUNDING AMERICA , INC.
(Name of Issuer)

COMMON
(Title of Class of Securities)

502074404
(CUSIP Number)

October 19, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mint Capital Advisors Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization The Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,040,000
	6.	Shared Voting Power
	7.	Sole Dispositive Power 1,040,000
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by each Reporting Person 1,040,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.
Percent of Class Represented by Amount in Row 9
 8.204 (Based on 12,677,4443 shares of Common Stock of the issuer outstanding as of October 20, 2021, as disclosed in the Form 10-Q filed with the Securities and Exchange Commission (“Commission”) for the period ended June 30, 2021, as supplemented by the form 8-K filed with the Commission on October 20, 2021)

12.	Type of Reporting Person (See Instructions) OO

ITEM 1:

(a)  Name of Issuer:

 LM FUNDING AMERICA INC.

 (b)  Address of Issur’s Principal Executive Offices:

 1200 West Platt Street, #100, Tampa, FL 33606 United States

ITEM 2:

(a)  Name of Person Filing:

a.
 This statement is being filed by Mint Capital Advisors, Ltd. (the “Reporting Person”)

(b)  Address of Principal Business Office or, if None, Residence:

 The principal business address of the Reporting Person is Western Road, Nassau, The Bahamas

(c)  Citizenship:

 The Bahamas

(d)  Title of Class of Securities:

 Common Stock

(e)  CUSIP Number:

502074404

ITEM 3:  IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

ITEM 4:  OWNERSHIP.

(a)  Amount beneficially owned:
 1,040,000
(b)  Percent of class:

8.204% of the 12,677,4443 shares of Common Stock of the issuer outstanding as of October 20, 2021, as disclosed in the Form 10-Q filed with the Securities and Exchange Commission (“Commission”) for the period ended June 30, 2021, as supplemented by the form 8-K filed with the Commission on October 20, 2021.

(c)  Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote – 1,040,000
(ii)	Shared power to vote or to direct the vote - 0
(iii)	Sole power to dispose or to direct the disposition of 1,040,000
(iv)	Shared power to dispose or to direct the disposition of	0

ITEM 5:   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not Applicable

ITEM 6:   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
 Not Applicable

ITEM 7:   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not Applicable

ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not Applicable

ITEM 9:   NOTICE OF DISSOLUTION OF GROUP.
Not Applicable

ITEM 10:  CERTIFICATIONS.

 By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired nor are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29,2021	By:	/s/ Eric Strachan
Eric Strachan